                                                                    Exhibit 99.2


March 25, 2002



Management Report on Internal Control over
Servicing of Securitized Credit Card Receivables

Management of JPMorgan Chase Bank is responsible for establishing and maintaining effective internal control over servicing of securitized credit card receivables, which is designed to provide reasonable assurance regarding the proper servicing of securitized credit card receivables. The internal control system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to servicing of securitized credit card receivables. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management of JPMorgan Chase Bank assessed its internal control over servicing of securitized credit card receivables as of December 31, 2001 in relation to criteria for effective internal control established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2001, JPMorgan Chase Bank maintained effective internal control over servicing of securitized credit card receivables.


/s/ Richard Srednicki
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Richard Srednicki
Executive Vice President
JPMorgan Chase Bank


/s/ Daniel DeMeo
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Daniel DeMeo
Senior Vice President
JPMorgan Chase Bank